Filed by Yodlee, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.

Commission File No.: 001-36639

FINANCIAL CLOUD

COMPANY

OVERVIEW

August 2015

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or Yodlee’s future financial or operating performance. Forward-looking statements in this presentation include, but are not limited to, Yodlee’s number of paid users, the size of Yodlee’s potential market, the acceleration of Yodlee’s subscription revenue growth and profitability, Yodlee’s customer and user growth and Yodlee’s incremental revenue opportunities with data and FinApps. Yodlee’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward looking statements. These risks include the possibility that: Yodlee’s paid user base does not continue to grow; Yodlee is unable to secure new subscriptions and deployments of the Yodlee platform by new customers; existing customers fail to renew subscriptions or do not generate additional paid users and sources of revenue; Yodlee is unable to derive revenue from data solutions, market research services and/or revenue-sharing arrangements with partners who develop premium FinApps; and Yodlee experiences expenses that exceed its expectations. The forward-looking statements contained in this presentation are also subject to other risks and uncertainties, including those more fully described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Yodlee’s filings with the Securities and Exchange Commission (“SEC”). Yodlee’s SEC filings are available on the Investor Relations section of the Company’s website at http://ir.yodlee.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this presentation are based on information available to Yodlee as of the date hereof, and Yodlee disclaims any obligation to update any forward-looking statements, except as required by law.

© 2015 YODLEE. CONFIDENTIAL 2

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and

Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION

STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Y odlee with the

SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospect us meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC.

Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual M eeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be descri bed in the joint proxy statement/prospectus when it becomes available.

.

© 2015 YODLEE. CONFIDENTIAL 3

COMPANY OVERVIEW

Anil Arora, Chairman & CEO

© 2015 YODLEE. CONFIDENTIAL 4

KEY INVESTMENT HIGHLIGHTS

1 Massive Transformation Opportunity

Powering Innovation with FI’s and Internet players

2 Leading Financial Platform in the Cloud with 20M+ users across 900+ customers/partners

3 Unique Financial Platform with Significant Competitive Advantages

4 Attractive Financial Model in Large Market with Accelerating Growth & Increasing Profitability*

*Profitable as measured on a LTM non-GAAP EBITDA basis

© 2015 YODLEE. CONFIDENTIAL 5

A FRAGMENTED FINANCIAL INDUSTRY

THE CHALLENGE

100,000’s

of financial products

1000’s

of financial institutions

1000’s

of Internet innovators

Cash

Credit

Banking

Taxes

Retirement

Investments

© 2015 YODLEE. CONFIDENTIAL 6

YODLEE PLATFORM CONNECTS THE DIGITAL ECOSYSTEM

“THE INDUSTRY STANDARD”

Internet Financial

Innovators Institutions

© 2015 YODLEE. CONFIDENTIAL 7

YODLEE DRIVING DISRUPTIVE TRANSFORMATION

Infrastructure Speed of Segmentation,

Cost Innovation Personalization Mobility

Embracing Open Platform Apps & Anytime,

the Cloud and Developer Big Data Anywhere

Communities Access

Internet Innovators

© 2015 YODLEE. CONFIDENTIAL 8

WIN-WIN FOR USERS AND CUSTOMERS

OUR SOLUTION

End Users

Convenience

Investments

Insight & Control Banking

Best Experience

Higher Satisfaction Cash

Credit

Our Customers

Faster Innovation

Retirement

Increased Retention Taxes

Reduced Costs

New Revenue

© 2015 YODLEE. CONFIDENTIAL 9

ONE OF THE LARGEST SAAS USER PLATFORMS

20.7M

paid

20 users

18 Inflection Point

Shift to Platform

16

Internet Innovators >2X

millions) 14 Data & FinApp Solutions

(in 12

users 10 s

Paid 8

6

4

PRODUCT PLATFORM

2

Mar 2012 June 2015

© 2015 YODLEE. CONFIDENTIAL 10

IMPRESSIVE CUSTOMER BASE ACROSS ENTIRE ECOSYSTEM

Credit & Large

Risk N.A. FIs

Financial

Internet & Global Financial

Innovators Wealth FIs Institutions

Mgmt

eCommerce

& Payments Brokerages

© 2015 YODLEE. CONFIDENTIAL 11

UNIQUE YODLEE PLATFORM ENABLES MULTIPLE USE-CASES

Industry Solutions Product Solutions

Retail Small Wealth Personal Money Risk APIs Mobile Data

Banking Business Management Financial Movement Management Solutions Solutions

Management

FinApp Ecosystem

APIs

Data Data

CORE PLATFORM

14,000 66

data sources patents issued

Data Aggregation Security Money Movement

Cloud Infrastructure

Massively scaled, multi-tenant architecture

© 2015 YODLEE. CONFIDENTIAL 12

AND POWERS SIGNIFICANT BIG DATA SOLUTIONS TODAY

Unique &

scaled data

Marketing

Insights DATA

Customers ANALYTICS

1 0 1 0 1 0 1 1

Risk Analytics 0 1 1 0 1 0 1 0

1 0 0 0 1 0 1 1

0 1 1 1 1 1 1 0

Billions of 1 1 1 0 0 0 1 0

transactions RESEARCH

Network Research

Wide

(anonymized) Vertical

Insights

User permissioned

© 2015 YODLEE. CONFIDENTIAL 13

SIGNIFICANT PENETRATION WITH “LAND & EXPAND”

Case Study:

A Top 10 U.S. Financial Institution

2.4M Users

2.1M Users

1.7M Users

1.1M Users

.65M Users

2010 2011 2012 2013 2014

+ HOME PAGE + SEGMENTATION

PFM + MOBILE + DATA

INTEGRATION WITH FINAPPS

© 2015 YODLEE. CONFIDENTIAL 14

EARLY INNINGS OF A LARGE AND GROWING ADDRESSABLE MARKET OPPORTUNITY


2B+
Potential Users from Existing and Targeted Customers[1,2,3]
~1B
Potential Users from Existing Customers[1,3]
20.7M
Paid Users[1]

[1] Includes non-unique users

[2] Reflects Yodlee Interactive business development

[3] Includes users of websites, ecommerce, and online financial services that we believe have the potential to become paid users of existing and targeted customers. Based on publicly-available information. Not limited to existing users of financial management, planning, or payments solutions

© 2015 YODLEE. CONFIDENTIAL

15

MULTIPLE VECTORS FOR LONG-TERM GROWTH

GROW NUMBER OF USERS

Expand End User Usage with Existing Customers

- Mobile, FinApps, Home Page Integration, Segmented Experiences

Grow Number of Customers

- Rapidly expanding Internet services companies
- Large untapped FI market

Increase Global Market Presence

-

GROW REVENUE PER USER

Big Data Solutions

- Marketing Insights
- Vertical Insights
- Risk Analytics
- Research

FinApps Revenue Share

- Expand strategic FinApp partnerships

© 2015 YODLEE. CONFIDENTIAL

YODLEE

16

YODLEE IS UNIQUELY POSITIONED

KEY DECISION

DRIVERS YODLEE WHY WE WIN COMPETITORS

Data Network 14,000 data sources, with

75%+ direct connectivity

Innovation & Apps Unique ecosystem with

hundreds of FinApps

Cloud Platform Platform vs. point solutions;

SaaS vs. enterprise

Internal IT

Scale Extensive distribution &

user scale PFM Start-Ups

Security Proven & trusted

partner

© 2015 YODLEE. CONFIDENTIAL 17

EXPERIENCED & INNOVATIVE MANAGEMENT TEAM

Management Team with Collective Yodlee Tenure of Over 65 Years



Anil Arora
Chairman, President & CEO



Mike Armsby
Chief Financial Officer



Bill Parsons
Chief Customer Officer



Thomas Hempel
Engineering



Arun Anur
Services



Joe Polverari
Chief Strategy & Development Officer



David Lee
Chief Marketing Officer



Tim O'Brien
Operations & Information Security



Arjun Singh
India Operations



Eric Connors
Products



Chris Chen
YI Americas



Jason O'Shaughnessy
YI International

EXPERIENCE

DELL SonicWALL
pwc
Gateway
BAIN & COMPANY
ORACLE
INSWEB
PeopleSoft
view
GAP
Kraft
Seagate

AWARDS

- FinovateFall 2013 Best of Show – Tandem App
- Monarch Innovation Award 2013
- Finovate Asia 2013 Best of Show – Tandem App
- Fast Company Most Innovative Companies 2011
- AlwaysOn Top 250 Private Companies 2013
- 2x Winner (2009-2010) BEST IN CLASS

© 2015 YODLEE. CONFIDENTIAL
YODLEE 18

FINANCIAL OVERVIEW

Mike Armsby, CFO

© 2015 YODLEE. CONFIDENTIAL 19

ATTRACTIVE CLOUD MODEL AND ASSOCIATED ECONOMIC ATTRIBUTES

Growing Recurring Scalable Profitable*

Accelerating subscription* High visibility and SaaS model with one Positive LTM Adjusted revenue growth predictability common platform EBITDA of $5.3mm*

Robust customer and 87% subscription revenue Efficient India cloud Expanding subscription user growth based operations gross margins at 68%*

Strong retention &

Data & FinApp growth from customer Strong operating Fuel to invest in growth incremental revenue base leverage

opportunities

*Based on non-GAAP metrics; Q2 2015 for subscription gross margin and revenue percentage

© 2015 YODLEE. CONFIDENTIAL 20

STRONG RETENTION & GROWTH FROM EXISTING CUSTOMERS

Recurring

130

124%

123%

120

115%

SRRR* 114% baseline Expected

110

100

2011 2012 2013 2014

% SUBSCRIPTION REVENUE* 68% 77% 81% 85%

*Note: SRRR = Annual subscription and support revenue net retention rate for a particular year and is calculated by dividing current year subscription and support revenue by the prior year subscription and support revenue for those customers for which subscription and support revenue w as recognized in the prior year. This calculation includes the impact on revenue from customer non-renewals and attrition, deployments of additional services or discontinued use of services by customers, price changes for services and increases or decreases in the number of paid users.

© 2015 YODLEE. CONFIDENTIAL 21

GROWTH METRICS

Levers to Manage Growth and Profitability*

Scalable

20.0 20.7

20

18.4

15 14.3

(millions) 10.7

Users 10 8.8

Paid

5

0

2011 2012 2013 2014 Q1 2015 Q2 2015

ARPU $5.64 $4.38 $4.52 $4.60 $4.58 $4.57

NON-GAAP 51% 58% 62% 62% 63% 64%

GROSS MARGIN

*Profitability as measured on a non-GAAP EBITDA basis

Note: Paid user is defined as the user of an application or a service provided by customer using the Yodlee platform, w hose status corresponds to a billable activity under the associated customer contract. Also average revenue per paid user is defined as of any point in time as the trailing tw elve-month subscription and support revenue divided by the average number of paid users over the same time period.

© 2015 YODLEE. CONFIDENTIAL 22

HIGH OPERATING LEVERAGE AND PROFITABLE*

(% of Revenue)

Profitable*

NON-GAAP 70 67% 68%

GROSS

MARGIN 65

62% 62% 62%

SUBSCRIPTION**

OVERALL 60 58%

55 54%

51%

50

2011 2012 2013 2014

NON-GAAP 5 $2 3% $2 2%

OPERATING 0

MARGIN

-5

PERCENTAGE -$4

USD (in millions) -10 -7%

-$11

-15

-20

-19%

-25

2011 2012 2013 2014

*Profitable as measured on a non-GAAP basis

© 2015 YODLEE. CONFIDENTIAL 23

**Defined as Subscription & Support Revenue

KEY INVESTMENT HIGHLIGHTS

1 Massive Transformation Opportunity

Powering Innovation with FI’s and Internet players

2 Leading Financial Platform in the Cloud with 20M+ users across 900+ customers/partners

3 Unique Financial Platform with Significant Competitive Advantages

4 Attractive Financial Model in Large Market with Accelerating Growth & Increasing Profitability*

*Profitable as measured on a LTM non-GAAP EBITDA basis

© 2015 YODLEE. CONFIDENTIAL 24

ENVESTNET TRANSACTION:

VALUE OF CONSIDERATION TO YODLEE SHAREHOLDERS

$ 22.00

Value to Yodlee

shareholders is $18.88 if

$ 21.00 Envestnet’s share price

for purposes of

Share) determining the stock

(per consideration per share

at close falls between

rs $ 20.00 $39.006 and $47.674

de

Sharehol $ 19.00

Yodlee

to

e

Valu $ 18.00

$ 17.00 Envestnet price Envestnet price

of $39.006 of $47.674

$ 16.00

$26.00 $30.34 $34.67 $39.01 $43.34 $47.67 $52.08 $56.34 $60.68

(40)%(30)%(20)%(10)% 0% 10% 20% 30% 40%

Illustrative Envestnet 10 Day VWAP

Note: Envestnet’s stock price used to determine the exchange ratio will be the volume weighted average of the sales price per share of [Envestnet] Common Stock for the ten (10) full trading days ending on and including the second (2nd) full trading day prior to the Closing Date, as calculated by Bloomberg Financial LP under the function ‘ENV US Equity VWAP,’ but in no event greater than $47.674 or less than $39.006 (the “Parent Stock Value”). If the number of shares of Envestnet Common Stock issued would be equal to or greater than nineteen and nine-tenths percent (19.9%) of the shares of Envestnet Common Stock outstanding as of immediately prior to the Effective Time (such amount, the ““Stock Threshold”), the Per Share Stock Consideration shall be decreased to the minimum extent necessary, such that the Total Stock Amount shall not exceed the Stock Threshold. In such event, the Per Share Cash Consideration shall be increased by an amount equal to the product of (A) the amount of such reduction in the Per Share Stock Consideration pursuant to the preceding sentence multiplied by (B) Parent Stock Value; provided that (i) the aggregate Per Share Cash Consideration shall in no event be increased by greater than $32,000,000 and (ii) the Total Stock Amount shall in no event exceed the Stock Threshold.

© 2015 YODLEE. CONFIDENTIAL 25

INNOVATION APPLIED

APPENDIX

© 2015 YODLEE. CONFIDENTIAL 27

GAAP TO NON-GAAP RECONCILIATIONS (1 OF 2 PGS)

$ in '000s	2011	2012	2013	2014	Q1' 2015	Q2' 2015
GAAP subscription gross profit	$19,704	$27,159	$37,699	$ 50,494	$14,491	$14,946
Add share-based compensation	163	170	201	931	286	303
Non-GAAP subscription gross profit	19,867	26,329	37,900	51,425	14,777	15,249
Non-GAAP subscription gross margin	54%	62%	67%	68%	68%	68%
GAAP subscription gross margin	53%	61%	66%	66%	67%	66%
GAAP gross profit	$ 27,567	$ 33,023	$ 43,328	$ 53,866	$15,168	$16,025
Add share-based compensation	275	289	308	1,493	397	471
Non-GAAP gross profit	27,842	33,312	43,636	55,359	15,565	16,496
Non-GAAP gross margin	51%	58%	62%	62%	63%	64%
GAAP gross margin	51%	57%	62%	60%	62%	62%
GAAP sales and marketing	$ 12,911	$ 13,638	$ 15,418	$ 22,377	$6,960	$7,245
Less share-based compensation	(302)	(242)	(302)	(1,586)	(475)	(591)
Non-GAAP sales and marketing	12,609	13,396	15,116	20,791	6,485	6,654
Non-GAAP sales and marketing as percentage of revenue	23%	23%	22%	23%	26%	26%
GAAP sales and marketing as percentage of revenue	24%	24%	22%	25%	28%	28%
GAAP research and development	$ 16,768	$ 16,193	$ 17,948	$ 23,601	$6,707	$7,082
Less share-based compensation	(266)	(236)	(243)	(1,159)	(375)	(496)
Non-GAAP research and development	16,502	15,957	17,705	22,442	6,332	6,586
Non-GAAP research and development as percentage of revenue	30%	28%	25%	25%	26%	25%
GAAP research and development as percentage of revenue	31%	28%	26%	26%	27%	27%
GAAP general and administrative	$ 9,793	$ 8,852	$ 9,386	$13,321	$3,940	$4,095
Less Share-based compensation	(524)	(588)	(658)	(2,897)	(761)	(896)
Less IP patent litigation costs	-	-	-	-	-	(258)
Non-GAAP general and administrative	9,269	8,264	8,728	10,424	3,179	2,941
Non-GAAP general and administrative as percentage of revenue	17%	14%	12%	12%	13%	11%
GAAP general and administrative as percentage of revenue	18%	15%	13%	15%	16%	16%
GAAP operating income	$(11,905)	$(5,660)	$ 576	$(5,433)	$(2,439)	$(2,397)
Add share-based compensation	1,367	1,355	1,511	7,135	2,008	2,454
Add IP patent litigation costs	-	-	-	-	-	258
Non-GAAP operating profit	(10,538)	(4,305)	2,087	1,702	(431)	315
Non-GAAP operating margin	(19)%	(7)%	3%	2%	(2)%	1%
GAAP operating margin	(22)%	(10)%	1%	(6)%	(10)%	(9)%

© 2015 YODLEE. CONFIDENTIAL

YODLEE

28

GAAP TO NON-GAAP RECONCILIATIONS (2 OF 2 PGS)

$ in ‘000s 2011 2012 2013 2014 Q1’ 2015 Q2’ 2015

GAAP net loss($2,087)($6,521)($1,181)($6,975) $(2,901) $(2,686)

Add share-based compensation 1,367 1,355 1,511 7,135 2,008 2,454

Add IP patent litigation costs 258

Non-GAAP net income (loss)(720)(5,166) 330 160(893) 26

© 2015 YODLEE. CONFIDENTIAL 29